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                                                                    EXHIBIT 99.2

Dear Partner:

Over the past 24 months, we have been evaluating how best to position your
partnership's future in an increasingly competitive marketplace.   We decided to
present you with a plan that we believe is the best course of action for long-term growth. While this proposal represents a fundamental change in the nature of your investment, it also represents what we believe is the most efficient strategy to maximize the long-term potential of your investment.

We are asking you to look at the information provided in the proxy statement, and vote on your partnership's participation in the consolidation of your limited partnership, as well as nine other AAA partnerships, with AmREIT, Inc. The merger contemplates one or more of the limited partnerships merging with AmREIT and the concurrent listing of the AmREIT common stock on a national stock exchange. If only one partnership merges, however, the potential benefits may not all occur.

A meeting of the partners of each partnership to vote on these matters will be held at _________ a.m. on _____________________, 2000 at ______________________.

The top priorities of the general partners in making this recommendation are:

  . to PROVIDE LIQUIDITY for your investment (it is a condition to the merger that AmREIT's common stock be listed on a national exchange),
  . to diversify your investment in order to REDUCE YOUR RISK, and . to continue to produce STRONG QUARTERLY DISTRIBUTIONS for you over the long-term.

AmREIT is a real estate investment trust (REIT) that shares similar investment objectives as your partnership. The management team that has successfully overseen your partnership investment is made up of the same people that will continue to manage AmREIT's portfolio. Your partnership's properties, combined with those of AmREIT, will result in a larger, more diverse portfolio. This in turn should provide AmREIT business opportunities that are not currently available to it. Given AmREIT's sound track record, we believe this strategy is the best for you.

We are proud to have been given the opportunity to manage your partnership's investments and look forward to continuing our relationship by building on the solid foundation established by AmREIT. We hope that you will review the accompanying proxy statement and agree with us on our recommendation to vote YES to merging your partnership with AmREIT.

BECAUSE THIS BROCHURE CONTAINS ONLY LIMITED, SELECT INFORMATION FROM THE PROXY STATEMENT, IT DOES NOT CONTAIN ALL THE INFORMATION NECESSARY TO MAKE AN INFORMED DECISION. ONLY THE PROXY STATEMENT CONTAINS ALL OF THE INFORMATION YOU NEED, AND WE ENCOURAGE YOU TO READ IT CAREFULLY BEFORE YOU DECIDE HOW TO VOTE. FOR YOUR CONVENIENCE, WE HAVE DIVIDED THE INFORMATION CONTAINED IN THIS BROCHURE INTO THREE SECTIONS:

 . The RISKS associated with the transaction, . The potential BENEFITS AND DETRIMENTS of the merger, and . A list of anticipated QUESTIONS and ANSWERS.


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If you have any questions or need help with the completion and return of the accompanying ballot, please contact Chad Braun, Vice President of Finance and Secretary of AmREIT, Inc. at (800) 888-4400 extension 24, or [insert name of company] the information agent for the merger at (800) [insert telephone number.]

Sincerely,



H. Kerr Taylor
General Partner of AAA Partnerships


YOU SHOULD CAREFULLY REVIEW THE ATTACHED PROXY STATEMENT WHEN EVALUATING THE MERGER AND ITS EFFECT ON YOUR INVESTMENT.


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THE AmREIT STORY


AmREIT is a real estate investment trust, based in Houston, Texas. Previously known as American Asset Advisors Trust, Inc., the company acquired its advisor in 1997, and became internally advised, a structure more favorably viewed by investment analysts. Founded by H. Kerr Taylor, the company specializes in the development, acquisition, and sale of multi-pad and free standing corporate net lease properties throughout the United States.

Over the course of 15 years, the company has built a strong foundation that positions the company well to aggressively expand and accelerate its focus on development and light industrial and office corporate net leased segment-- warehousing, distribution, office stock rooms and storage facilities for retail operations. This is a natural expansion move that enhances AmREIT's core business.

AmREIT's shareholders participate in the ownership of properties leased by nationally-recognized corporations such as IHOP, Goodyear Tire, Tandy Corporation, Hollywood Video, Office Max and Bank United.

Assuming that all ten of the limited partnerships are acquired, AmREIT will own a portfolio of properties valued at an estimated $75 million and have 2,400 shareholders.


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RISKS

The proxy statement discusses your risks in approving the merger. More detail can be found in the section titled RISK FACTORS, which starts on page 30 of the proxy statement. Limited partners are urged to read this section. The risk factors outlined in the section include the following:

 .  THE TRADING VALUE OF THE AmREIT COMMON STOCK FOLLOWING THE MERGER IS
   UNCERTAIN. It is likely that the AmREIT common stock will trade at a price substantially below the exchange price, which has been fixed at $9.34 per share as described in more detail in the accompanying proxy statement.

 .  UNCERTAINTY ABOUT THE EFFECT THAT THE BANKRUPTCY OF JUST FOR FEET. Just For
   Feet, a significant tenant of AmREIT, has declared bankruptcy. The effect of the bankruptcy on the financial condition and the continuing operations of AmREIT following the merger is not clear at this time.

 .  MR. TAYLOR WILL RECEIVE BENEFITS FROM THE MERGER AND HAS CONFLICTS OF
   INTEREST. Mr. Taylor is the chief executive officer, a director and a significant stockholder of AmREIT and the general partner of the partnerships. As a result, he has several material conflicts of interest in the merger and in determining the merger terms as general partner and on behalf of the partnerships. The aggregate benefit to Mr. Taylor, assuming all partnerships merge, will be 360,771 shares of common stock valued at $3,369,600. Mr. Taylor will own 622,785 shares (10.84%) of AmREIT stock assuming all partnerships merge. Additional details are included in the RISK FACTORS section starting on page 30.

 .  LIMITED PARTNERS, EXCEPT THOSE WHICH ARE TAX-EXEMPT ENTITIES, WILL REALIZE A
   TAXABLE GAIN OR LOSS UPON THE COMPLETION OF THE MERGER. Despite the possibility that the merger will result in a taxable gain for the limited partners, they will not receive cash to pay these taxes if they receive shares of AmREIT common stock in the merger.

 .  A MAJORITY VOTE OF LIMITED PARTNERS BINDS THE PARTNERSHIP.

 .  THE MERGER INVOLVES A FUNDAMENTAL CHANGE IN THE LIMITED PARTNER'S
   INVESTMENT.

 .  UNLIKE YOUR PARTNERSHIP, AmREIT WILL HAVE SIGNIFICANT INDEBTEDNESS.

POTENTIAL BENEFITS AND DETRIMENTS

In this section, we have outlined what we believe are the primary potential benefits and detriments of the merger for you--the limited partners. If only your partnership approves the merger, however, the described benefits may not occur. For greater detail, we encourage you to refer to the SUMMARY and THE MERGER sections of the proxy statement (pages 5 and 49 respectively.)


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THE ANTICIPATED BENEFITS OF THE MERGER INCLUDE:

THE MERGER SHOULD ALLOW YOU TO DIVERSIFY YOUR PORTFOLIO OF PROPERTIES IN TERMS OF TENANTS AND GEOGRAPHIC LOCATION. The combination of the properties owned by your partnership along with AmREIT's existing properties, plus properties to be purchased in the future by AmREIT, will diversify your investment over a larger number of properties and industries, as well as a broader group of commercial tenants.

THE MERGER SHOULD PROVIDE YOU WITH ECONOMIC RISK DIVERSIFICATION RESULTING FROM A GREATER NUMBER OF PROPERTIES. The current AAA partnerships own between one and eight properties each. AmREIT's assets, upon completion of the merger, assuming all ten partnerships participate, will number approximately 41
properties.   This diversification should provide you with greater protection as leases on your partnerships' properties expire.

THE MERGER SHOULD PROVIDE YOU WITH GREATER LIQUIDITY OF YOUR INVESTMENT. It is a condition to completion of the merger that AmREIT's common stock be listed on a national stock exchange. AmREIT's common stock should then be able to be more freely traded. The transfer restrictions of your partnership units, and the lack of established market for these, limit the pool of potential buyers for your current units.

THE POSSIBLE DETRIMENTS OF THE MERGER INCLUDE:

THE EXCHANGE PRICE IS FIXED. The occurrence of events unfavorable to AmREIT prior to consummation of the merger could reduce the value of the common stock to be received by the limited partners in the merger.

THE FAIRNESS OPINIONS ASSUME THAT ALL TEN PARTNERSHIPS WOULD PARTICIPATE IN THE MERGER. Since the fairness opinions did not determine whether the value of the merger consideration would be materially effected if less than all partnerships merged into AmREIT, the general partners have not independently determined whether the value of the AmREIT common stock will be fair in the event that less than all partnerships participate.

THE BANKRUPTCY OF JUST FOR FEET. There is a risk that the financial condition and the continuing operations of AmREIT may be negatively effected by this bankruptcy.


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ANTICIPATED QUESTIONS & ANSWERS

These questions and answers are also outlined in the proxy statement, starting on page 1.

What am I being asked to vote on?

  The general partners of each partnership are soliciting your vote in favor of the merger of your partnership with AmREIT. In addition, you are being asked to vote in favor of the amendment of the partnership's agreement of limited partnership to permit the merger to occur.

What vote is required for the approval of the merger?

  For a partnership to be acquired by AmREIT, limited partners holding partnership units constituting greater than 50% of the outstanding partnership units of the partnership must approve the transaction. The affirmative vote of greater than 50% of a partnership's limited partners will bind all partners of that partnership.

What is AmREIT and who will manage my partnership's properties?

  AmREIT is corporation based in Houston, Texas, that has elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code. AmREIT is an affiliate of the general partners. Its professional staff and employees, now expanded with marketing and sales and additional real estate professionals, are the same individuals who assembled and created the AAA partnerships. With AmREIT's detailed knowledge of the partnerships' properties and tenants, AmREIT is uniquely able to generate additional value from the AAA partnerships' properties. AmREIT acquires, develops, owns and manages a diversified portfolio of quality, frontage retail properties leased to national and regional retail tenants. If AmREIT acquires all of the partnerships in the merger, AmREIT expects to have total assets of approximately $61 million upon the effectiveness of the merger.

What is a REIT?
  A REIT is an entity that:
    . usually owns or provides financing for real estate;
    . offers its investors the benefits of a diversified portfolio operated by a management team; and
    . pays investors at least 95% of its taxable income on a quarterly basis.

  A REIT typically is not subject to federal income taxation on its net income, provided that it meets specific income tax requirements under the Internal Revenue Code.

What will I receive for my partnership units?

  Assuming that more than 50% of your partners approve the merger, you will receive shares of AmREIT common stock in exchange for your partnership units. The number of shares you will receive in the exchange will be equal in value, based on the exchange price, to your portion of your partnership's transaction value. For a description of the transaction value of each partnership, please see the information set forth under the caption SUMMARY - CONSIDERATION PAID TO THE PARTNERSHIPS on page 9 in the proxy statement. Your portion will be determined in accordance with the terms of your partnership's agreement.



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What do partners who vote against the merger receive?

  Limited partners who vote against the merger, but whose partnerships are nevertheless merged into AmREIT, will receive shares of AmREIT common stock as consideration in exchange for their units, unless they affirmatively elect the cash/notes option. Partners who vote against the merger may elect to receive cash and notes instead of common stock. Although the value of the cash/notes option is greater than the liquidation value of the partnerships, it is only 90% of the value assigned to the common stock consideration and, therefore, less than the going concern appraised value of the partnerships.

Is the merger a taxable transaction to the limited partners of the partnerships participating in the merger?

  Yes. The merger is a taxable transaction. All of the limited partners of each partnership participating in the merger, except those that are tax-exempt entities, will realize a taxable gain or loss regardless of whether they receive AmREIT common stock, or elect to receive cash and notes. Your taxable gain/loss will be determined by the difference between the tax basis of your partnership units and the value of the consideration you receive in the form of AmREIT common stock, or cash and notes. For more information on the tax consequences of the merger, please consult your tax advisor.

What is the general partners' recommendation?
  The general partners recommend you vote FOR the merger.

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VOTING


YOUR VOTE IS VERY IMPORTANT. PLEASE MARK, DATE AND SIGN THE BALLOT AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE AS SOON AS POSSIBLE.

 .   YOU HAVE FOUR CHOICES ON YOUR VOTE TO THE MERGER PROPOSAL

         .  FOR
         .  AGAINST  (receive AmREIT STOCK)
         .  AGAINST  (receive Cash/Notes)
         .  ABSTAIN

 .   If you vote FOR, you are voting in favor of the merger.
 .   If you vote AGAINST, you are voting against the merger. However, if the majority of your partnership votes in favor of the merger, you will receive AmREIT stock.
 .   You may vote AGAINST the merger and opt to receive cash/notes in exchange for your units if the majority of your partnership votes in favor of the merger.
 .   If you vote ABSTAIN, you will be deemed to have voted AGAINST the merger when the votes are counted.
 .   If you sign and return the ballot without clearly indicating an AGAINST vote, or without clearly indicating that you ABSTAIN from voting, you will be deemed to have voted FOR the merger.
 .   The failure to return a ballot will be the same as voting AGAINST the merger.

       The general partners unanimously urge you to vote FOR the merger.

If you have any questions or need help with the completion and return of the accompanying ballot, please contact Chad Braun, Vice President of Finance and Secretary at AmREIT, Inc. at (800) 888-4400 extension 24, or [insert name of company] the information agent for the merger at (800) [insert telephone number.]

YOUR VOTE IS IMPORTANT
PLEASE ACT PROMPTLY


Complete and mail the consent form to MAVRICC Management Systems, Inc.
                              1845 Maxwell, Ste. 101
                              Troy, MI 48084
                              Attn:  AAA Partnership Consents